UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Rubber Research Elastomerics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
781084 10 8
(CUSIP Number)
Edward A. Jakush 2407 Park Place Evanston, IL 60201 (847) 869-7779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 781084 10 8	Page 2 of 5

(1)	Name of Reporting Person / I.R.S. Identification Nos. of Above Persons (Entities Only) Edward A. Jakush
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,088 shares
	(8)	Shared Voting Power 0 shares
	(9)	Sole Dispositive Power 3,000,088 shares
	(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,088 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.8%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 781084 10 8	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (“Common Stock”), of Rubber Research Elastomerics, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4500 Main Street N.E., Minneapolis, Minnesota 55421.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This Schedule 13D is being filed by Edward A. Jakush (the “Reporting Person”). The residence address of the Reporting Person is 2407 Park Place, Evanston, IL 60201. The Reporting Person’s principal employment is Vice President of Marketing & Technology for Advac Elastomers, Inc., located in Brookfield, WI 53008.

(d) – (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased $51,750 principal amount of convertible promissory notes of the Issuer in 1998 and 1999 using personal funds. Such promissory notes, including accrued interest thereon, were converted into capital stock as described in Item 5(c).

ITEM 4.	PURPOSE OF TRANSACTION

The convertible promissory notes and the capital stock issued upon conversion of the notes were acquired and are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional shares, dispose of all or some of its shares from time to time, in each case in open market or private transactions, block purchases or sales or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person does not have any present plans or proposals respecting extraordinary corporate transactions involving the Issuer, sale of its assets, changes in management, change in its capitalization or dividend policy, or other material changes in its business. The Reporting Person may engage the Issuer in discussions relating to opportunities to enhance shareholder value, which may include such matters. The Reporting Person reserves the right to communicate with other shareholders of the Issuer regarding matters of common concern. Except as described above, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Person holds 214,292 shares of 8.5% Convertible Preferred Stock of the Issuer, which at September 5, 2007 were convertible into 3,000,088 shares of Common Stock, representing approximately 7.8% of the total voting power of the Issuer’s outstanding capital stock at such date. The Reporting Person has sole voting power and sole dispositive power with respect to such shares.

CUSIP No. 781084 10 8	Page 4 of 5

(c)        The Reporting Person purchased $51,750 principal amount of convertible promissory notes of the Issuer in 1998 and 1999. On September 5, 2007, in a private transaction between the Reporting Person and the Issuer, the principal amount of such notes, together with all accrued and unpaid interest, (an aggregate of $90,003) was converted into 214,292 shares of the Issuer’s 8.5% Convertible Preferred Stock at a conversion price of $0.42 per share. The 8.5% Convertible Preferred Stock is convertible into Common Stock at a conversion price of $0.03 per share. Accordingly, at September 5, 2007, the Reporting Person had beneficial ownership of 3,000,088 shares of Common Stock.

Except for the transactions described in this Schedule 13D, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d)        To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the securities covered by this Schedule 13D.

(e)        Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 781084 10 8	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007	/s/ EDWARD A. JAKUSH
Edward A. Jakush